SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*


                       CCC INFORMATION SERVICES GROUP INC.
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    12487Q198
                                 --------------
                                 (CUSIP Number)

Herbert S. Winokur, Jr.                                Mark E. Thierfelder, Esq.
Capricorn Investors III, L.P.                          O'Melveny & Myers LLP
c/o Capricorn Holdings III, LLC                        Times Square Tower
30 East Elm Street                                     7 Times Square
Greenwich, CT 06830                                    New York, New York 10036
(203) 861-6600                                         (212) 326-2000
                  (Name, Address and Telephone Number of Person
--------------------------------------------------------------------------------
                Authorized to Receive Notices and Communications)

                                December 2, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

               * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12487Q198                           13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               CAPRICORN INVESTORS II, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                       (A) [ ]
                                                                 (B) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS  (SEE INSTRUCTIONS)

               OO

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE

--------------------------------------------------------------------------------
NUMBER OF                      7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                          ------------------------------------------
OWNED BY                       8      SHARED VOTING POWER
EACH REPORTING                        891,127
PERSON WITH                           ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      0
                                      ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      891,127
                                      ------------------------------------------

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               891,127

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.3%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

               PN

--------------------------------------------------------------------------------

CUSIP No. 12487Q198                           13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               CAPRICORN HOLDINGS, LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                       (A) [ ]
                                                                 (B) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS  (SEE INSTRUCTIONS)

               OO

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE

--------------------------------------------------------------------------------
NUMBER OF                      7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                          ------------------------------------------
OWNED BY                       8      SHARED VOTING POWER
EACH REPORTING                        891,127
PERSON WITH                           ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      0
                                      ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      891,127
                                      ------------------------------------------

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               891,127

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.3%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

               OO

--------------------------------------------------------------------------------

CUSIP No. 12487Q198                           13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               CAPRICORN INVESTORS III, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                       (A) [ ]
                                                                 (B) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS  (SEE INSTRUCTIONS)

               OO

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE

--------------------------------------------------------------------------------
NUMBER OF                      7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                          ------------------------------------------
OWNED BY                       8      SHARED VOTING POWER
EACH REPORTING                        1,329,075
PERSON WITH                           ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      0
                                      ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      1,329,075
                                      ------------------------------------------

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,329,075

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.0%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

               PN

--------------------------------------------------------------------------------

CUSIP No. 12487Q198                           13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               CAPRICORN HOLDINGS III, LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                       (A) [ ]
                                                                 (B) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS  (SEE INSTRUCTIONS)

               OO

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE

--------------------------------------------------------------------------------
NUMBER OF                      7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                          ------------------------------------------
OWNED BY                       8      SHARED VOTING POWER
EACH REPORTING                        1,329,075
PERSON WITH                           ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      0
                                      ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      1,329,075
                                      ------------------------------------------

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,329,075

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.0%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

               OO

--------------------------------------------------------------------------------

CUSIP No. 12487Q198                           13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               HERBERT S. WINOKUR, JR.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                       (A) [ ]
                                                                 (B) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS  (SEE INSTRUCTIONS)

               OO

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
NUMBER OF                      7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                          ------------------------------------------
OWNED BY                       8      SHARED VOTING POWER
EACH REPORTING                        2,220,202
PERSON WITH                           ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      0
                                      ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      2,220,202
                                      ------------------------------------------

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,220,202

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.3%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

               IN

--------------------------------------------------------------------------------

         This Schedule 13D/A (Amendment No. 11) amends and supplements the Statement on Schedule 13D dated July 22, 1998 (as amended by the Schedule 13D/A (Amendment No. 1) dated August 11, 1998, the Schedule 13D/A (Amendment No. 2) dated February 2, 2001, the Schedule 13D/A (Amendment No. 3) dated February 23, 2001, the Schedule 13D/A (Amendment No. 4) dated December 5, 2001, the Schedule 13D/A (Amendment No. 5) dated January 4, 2002, the Schedule 13D/A (Amendment No.
6) dated October 22, 2002, the Schedule 13D/A (Amendment No. 7) dated March 30, 2004, the Schedule 13D/A (Amendment No. 8) dated July 28, 2004, the Schedule 13D/A (Amendment No. 9) dated September 8, 2004 and the Schedule 13D/A (Amendment No. 10) dated September 23, 2005 (the "Statement")), filed by Capricorn Investors II, L.P. ("Capricorn II"), Capricorn Holdings, LLC ("Capricorn Holdings"), Capricorn Investors III, L.P. ("Capricorn III"), Capricorn Holdings III, LLC, ("Capricorn Holdings III") and Herbert S. Winokur, Jr. ("Winokur") with respect to the common stock, $0.10 par value (the "Common Stock"), of CCC Information Services Group Inc. (the "Company" or "Issuer"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement, as amended to date.

Item 4.  Purpose of the Transaction.

         Item 4 is hereby amended by appending the following to the end of the
Item 4 disclosure:

        On December 2, 2005:

          o Capricorn II elected to convert (in lieu of exercise) the Common Stock Purchase Warrant, dated November 30, 2001, relating to 10,717 shares Common Stock, into 8,475 shares of Common Stock;
          o Capricorn II elected to convert (in lieu of exercise) the Common Stock Purchase Warrant, dated November 30, 2001, relating to 13,602 shares of Common Stock, into 10,757 shares of Common Stock;
          o Capricorn III elected to convert (in lieu of exercise) the Common Stock Purchase Warrant, dated November 30, 2001, relating to 12,208 shares of Common Stock, into 9,654 shares of Common Stock; and
          o Capricorn III elected to convert (in lieu of exercise) the Common Stock Purchase Warrant, dated November 30, 2001, relating to 9,619 shares of Common Stock, into 7,607 shares of Common Stock;

         in each case, pursuant to the conversion formula set forth therein. The conversion of the Capricorn II Warrants and Capricorn III Warrants was effected by means of a cashless conversion and did not require the payment of any funds by Capricorn II or Capricorn III.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended by adding the following, which amends and restates, in its entirety, the current beneficial ownership of the Common Stock by Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III and
Winokur:

         As of the date hereof:

               o Capricorn II is the direct beneficial owner, and Capricorn Holdings is the indirect beneficial owner, of 891,127 shares of Common Stock, all of which are issued and outstanding, representing in the aggregate approximately 5.3% of the Common Stock.

               o Capricorn III is the direct beneficial owner, and Capricorn Holdings III is the indirect beneficial owner, of 1,329,075 shares of Common Stock, of which (i) 129,075 shares are issued and outstanding and (ii) 1,200,000 shares are issuable upon exercise of the Capricorn III February Warrant, representing, in the aggregate, approximately 8.0% of the Common Stock. Capricorn III is also the direct beneficial owner and Capricorn Holdings III is the indirect beneficial owner, of 100 shares of Series F Preferred Stock of the Company.

               o Winokur is the indirect beneficial owner of 2,220,202 shares of Common Stock, of which (i) 1,020,202 shares are issued and outstanding and owned directly by Capricorn II or Capricorn III, as described above and (ii) 1,200,000 shares are issuable upon exercise of the Capricorn III February Warrant, representing, in the aggregate, approximately 13.3% of the Common Stock. Winokur is also the indirect beneficial owner of 100 shares of Series F Preferred Stock of the Company.

         Capricorn II, Capricorn Holdings and Winokur, on the one hand, and Capricorn III, Capricorn Holdings III and Winokur, on the other hand, may be deemed to share the power to vote and direct the disposition of the shares of Common Stock currently held as described herein, as the case may be.

         Except as set forth in this Item 5 of Schedule 13D/A (Amendment No.
11), none of Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III, or Winokur has effected any transaction in the Common Stock during the past 60 days.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  December 5, 2005

                                      CAPRICORN INVESTORS II, L.P.

                                      By: CAPRICORN HOLDINGS, LLC,
                                          its General Partner


                                          By: /s/ HERBERT S. WINOKUR, JR.
                                              ----------------------------------
                                              Herbert S. Winokur, Jr., Manager


                                      CAPRICORN HOLDINGS, LLC


                                      By: /s/ HERBERT S. WINOKUR, JR.
                                          --------------------------------------
                                          Herbert S. Winokur, Jr., Manager


                                      CAPRICORN INVESTORS III, L.P.

                                      By: CAPRICORN HOLDINGS III, LLC,
                                          its General Partner


                                          By: /s/ HERBERT S. WINOKUR, JR.
                                              ----------------------------------
                                              Herbert S. Winokur, Jr., Manager


                                      CAPRICORN HOLDINGS III, LLC


                                      By: /s/ HERBERT S. WINOKUR, JR.
                                          --------------------------------------
                                          Herbert S. Winokur, Jr., Manager



                                          /s/ HERBERT S. WINOKUR, JR.
                                          --------------------------------------
                                          Herbert S. Winokur, Jr.